YICHUNFENG (CHINA) BIOHEALTH LIMITED

Golden Industrial Park

Nanfeng, Fuzhou, Jiangxi, 344500, China

July 6, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Yichunfeng (China) Biohealth Ltd.
Registration Statement on Form S-1
Original Date of Filing – January 16, 2020
File No. 333-235936

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Yichunfeng (China) Biohealth Limited. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-235936), initially filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2020 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact the undersigned.

Thank you for your assistance in this matter.

YICHUNFENG (CHINA) BIOHEALTH LIMITED

By:	/s/ Chen Yuanhang
Chen Yuanhang
Chief Executive Officer